Exhibit 107

Calculation of Filing Fee Table

Schedule TO

(Form Type)

Owl Rock Capital Corporation II

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$10,000,000	0.011027%	$1,102.70

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$10,000,000

Total Fees Due for Filing			$1,102.70

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$1,102.70